UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

Osmotica Pharmaceuticals plc
(Name of Issuer)

Ordinary shares, nominal value $0.01 per share
(Title of Class of Securities)

G6S41R101
(CUSIP Number)

December 31, 2018
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.	G6S41R101

1	Names of Reporting Persons
Harsaul Foundation
2	Check the appropriate box if a member of a Group (see instructions)
(a) ☒ (b) ☐
3	Sec Use Only

4	Citizenship or Place of Organization
Panama
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
0
	6	Shared Voting Power
22,417,540*
	7	Sole Dispositive Power
0
	8	Shared Dispositive Power
22,417,540*
9	Aggregate Amount Beneficially Owned by Each Reporting Person
22,417,540*
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
☐
11	Percent of class represented by amount in row (9)
42.7%*
12	Type of Reporting Person (See Instructions)
HC

* See Item 4.

SCHEDULE 13G

CUSIP No.	G6S41R101

1	Names of Reporting Persons
Altchem Limited
2	Check the appropriate box if a member of a Group (see instructions)
(a) ☒ (b) ☐
3	Sec Use Only

4	Citizenship or Place of Organization
Cyprus
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
0
	6	Shared Voting Power
22,417,540*
	7	Sole Dispositive Power
0
	8	Shared Dispositive Power
22,417,540*
9	Aggregate Amount Beneficially Owned by Each Reporting Person
22,417,540*
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
☐
11	Percent of class represented by amount in row (9)
42.7%*
12	Type of Reporting Person (See Instructions)
CO

* See Item 4.

SCHEDULE 13G

CUSIP No.	G6S41R101

1	Names of Reporting Persons
Orbit Co-Invest A-I LLC
2	Check the appropriate box if a member of a Group (see instructions)
(a) ☒ (b) ☐
3	Sec Use Only

4	Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
0
	6	Shared Voting Power
1,182,243*
	7	Sole Dispositive Power
0
	8	Shared Dispositive Power
1,182,243*
9	Aggregate Amount Beneficially Owned by Each Reporting Person
1,182,243*
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
☐
11	Percent of class represented by amount in row (9)
2.3%*
12	Type of Reporting Person (See Instructions)
OO

* See Item 4.

Item 1.

(a)	Name of Issuer

Osmotica Pharmaceuticals plc (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices

400 Crossing Boulevard

Bridgewater, NJ 08807

Item 2.

(a)	Name of Person Filing

This statement is filed be the entities listed below, all of whom together are referred to herein as the “Reporting Persons”:

(i)	Harsaul Foundation
(ii)	Altchem Limited
(iii)	Orbit Co-Invest A-I LLC

(b)	Address of Principal Business Office or, if None, Residence

(i)	Harsaul Foundation: Edificio AFRA, Avenida Samuel Lewis y Calle 54, Panama, Republic of Panama
(ii)	Altchem Limited: Karaiskaki 6, City House, Limassol, Cyprus 3032
(iii)	Orbit Co-Invest A-I LLC: 895 Sawyer Road Marietta, GA 30062

(c)	Citizenship

(i)	Harsaul Foundation: Panama
(ii)	Altchem Limited: Cyprus
(iii)	Orbit Co-Invest A-I LLC: Delaware

(d)	Title and Class of Securities

Ordinary shares, nominal value $0.01 per share

(e)	CUSIP Number

G6S41R101

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.	Ownership

Reporting Person	Amount Beneficially Owned(a)	Percent of Class(b)	Number of shares as to which the person has: Sole power to vote or to direct the vote:	Number of shares as to which the person has: Shared power to vote or to direct the vote:	Number of shares as to which the person has: Sole power to dispose or to direct the disposition of:	Number of shares as to which the person has: Shared power to dispose or to direct the disposition of:
Harsaul Foundation	22,417,540	42.7%	0	22,417,540	0	22,417,540
Altchem Limited	22,417,540	42.7%	0	22,417,540	0	22,417,540
Orbit Co-Invest A-I LLC	1,182,243	2.3%	0	1,182,243	0	1,182,243

(a)	The shares included in the table consists of 21,235,297 ordinary shares held by Altchem Limited, including 1,000,000 ordinary shares purchased in the private placement, and 1,182,243 ordinary shares held by Orbit Co-Invest A-1 LLC. Altchem Limited serves as the manager of Orbit Co-Invest A-1 LLC. As a result, Altchem Limited may be deemed to share beneficial ownership of the shares held by Orbit Co-Invest A-1 LLC. Each of Carlos Sielecki and Juan Vergez, Directors of the Issuer designated by Altchem Limited, disclaims any beneficial ownership with respect to the ordinary shares held by Altchem Limited. Voting and disposition decisions with respect to ordinary shares beneficially owned by Altchem Limited are made by the foundation council of Harsaul Foundation, a foundation organized in Panama, in its absolute discretion. As a result, Harsaul Foundation may be deemed to share beneficial ownership of the ordinary shares held by each of Altchem Limited and Orbit Co-Invest A-1 LLC. The sole member of the Harsaul Foundation council, Dirserv Inc., a company organized in the British Virgin Islands, acts solely as an advisor to the Foundation and disclaims beneficial ownership interest with respect to those ordinary shares. The address for Altchem Limited is Karaiskaki 6, City House, Limassol, 3032, Cyprus. The address for Orbit Co-Invest A-I LLC is 895 Sawyer Road Marietta, GA 30062. The registered address for Harsaul Foundation is Edificio AFRA, Avenida Samuel Lewis y Calle 54, Panama, Republic of Panama.

(b)	Based on 52,518,924 ordinary shares, nominal value $0.01 per share, outstanding as of November 7, 2018 as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2018, filed with the SEC on November 8, 2018.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of more than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

Not applicable.

Item 8.	Identification and classification of members of the group.

The Issuer, Altchem Limited, Orbit Co-Invest A-I LLC (together with Altchem Limited, the “Altchem Entities”), ACP Holdco (Offshore), L.P., ACP III AIV, L.P., Orbit Co-Invest I LLC, Orbit Co-Invest III LLC (together with ACP Holdco (Offshore), L.P., ACP III AIV, L.P. and Orbit Co-Invest I LLC, the “Avista Entities”) and the management shareholders identified therein are party to a Shareholders Agreement (the “Shareholders Agreement”) dated October 17, 2018, pursuant to which the Altchem Entities and the Avista Entities agreed to vote all of their outstanding ordinary shares of the Issuer to ensure the composition of the Issuer’s Board of Directors as set forth in the Shareholders Agreement, for so long as the Altchem Entities and the Avista Entities each own at least 10% of the Issuer’s outstanding ordinary shares. Consequently, the Altchem Entities and the Avista Entities may be deemed to be a group under Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), with respect to the securities of the Issuer.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:

Altchem Limited

By:	/s/ GEORGIA KAFKALIA

Name/Title: Georgia Kafkalia, Director

Harsaul Foundation

By:	/s/ CAMILO ANDRES MENDEZ CHONG

Name/Title: Camilo Andres Mendez Chong,

on behalf of Dirserv Inc., Foundation Council Member

Orbit Co-Invest A-I LLC

By:	/s/ GEORGIA KAFKALIA

Name/Title: Georgia Kafkalia, on behalf of

Altchem Limited, Manager

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).